                                                 EXHIBIT 16.1
April 23, 2004

Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Nvidia Corporation and, under the date of February 12, 2004, we reported on the consolidated financial statements of Nvidia Corporation and subsidiaries as of and for the years ended January 25, 2004 and January 26, 2003. On April 20, 2004, we were informed that our appointment as principal accountants was terminated. We have read Nvidia Corporation’s statements included under item 4 of its Form 8-K dated April 19, 2004, and we agree with such statements, except that:

  We are not in a position to agree or disagree with Nvidia Corporation’s statement that on April 19, 2004, the Audit Committee of the Board of Directors decided to dismiss us effective April 20, 2004 or that the audit committee has authorized, effective April 22, 2004, the engagement of PricewaterhouseCoopers LLP (PwC) as its independent accountants.
  We are not in a position to agree or disagree with Nvidia corporation’s statement that authorization of the change from KPMG to PwC was made by the Audit Committee of the Registrant’s Board of Directors.
  We are not in a position to agree or disagree with Nvidia Corporation’s statement in item 4(b) that the Registrant, on April 22, 2004, engaged PwC as its independent accountants and that PwC was not consulted regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on Nvidia Corporation’s consolidated financial statements or that PwC did not provide Nvidia Corporation a written report or oral advice regarding such principles or audit opinion.
Very truly yours,

/s/ KPMG LLP